SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


     Soko Fitness & Spa Group, Inc. (f/k/a American Business Holdings, Inc.)
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                                (Name of Issuer)


                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)


                                    83409D104
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                                 (CUSIP Number)


                                   Peter Siris
                    c/o Guerrilla Capital Management, L.L.C.
                           237 Park Avenue, 9th Floor
                            New York, New York 10017
                            United States of America
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 1, 2009
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No.    83409D104
             ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Guerrilla Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     800,000

8.   SHARED VOTING POWER

     2,852,000

9.   SOLE DISPOSITIVE POWER

     800,000

10.  SHARED DISPOSITIVE POWER

     2,852,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,652,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.43%

14.  TYPE OF REPORTING PERSON

     IA, OO

CUSIP No.    83409D104
             ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Hua-Mei 21st Century Partner, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

       0

8.   SHARED VOTING POWER

     2,800,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,800,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,800,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.14%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  02476R200
            ---------------------

Item 1.  Security and Issuer.

     The name of the issuer is Soko Fitness & Spa Group, Inc. (f/k/a American Business Holdings, Inc.), a Delaware corporation (the "Issuer"). The address of the Issuer's offices is No.194, Guogeli Street, Harbin, Heilongjiang Province, China 150001. This schedule relates to the Issuer's Common Stock, $0.001 par value (the "Shares").

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Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Guerrilla Capital Management, L.L.C., a Delaware limited liability company (the "Investment Manager") and Hua-Mei 21st Century Partner, LP, a Delaware limited partnership (the "Partnership") (each a "Reporting Person" and collectively the "Reporting Persons"). The principal business address of the Investment Manager and the Partnership is located at 237 Park Avenue, 9th Floor, New York, New York 10017, United States of America. Guerrilla Capital Management, L.L.C. serves as investment manager for the Partnership and Guerrilla Partners L.P., a Delaware limited partnership (collectively, these funds are referred to as the "Clients").

     (d) N/A.

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Guerrilla Capital Management, L.L.C. may be deemed to beneficially own 3,652,000 Shares. The funds for the purchase of such Shares came from the Clients' working capital.

     As of the date hereof, Hua-Mei 21st Century Partner, LP may be deemed to beneficially own 2,800,000 Shares. The funds for the purchase of such Shares came from the Reporting Person's working capital.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business including leverage.

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Item 4.  Purpose of Transaction.

     The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

     It should be noted that as of April 1, 2009, Su Zhang, an independent director on the Issuer's Board of Directors no longer serves as the Managing Director of an affiliate of the Investment Manager.

     The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

     The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

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Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Guerrilla Capital Management, L.L.C. may be deemed to be the beneficial owner of 3,652,000 Shares, or 19.43% of the Shares of the Issuer, based upon the 18,800,000* Shares outstanding as of April 14, 2009, according to the Issuer's most recent Form 8-K.

     Guerrilla Capital Management, L.L.C. has the sole power to vote or direct the vote of 800,000 Shares to which this filing relates.

     Guerrilla Capital Management, L.L.C. shares the power to vote or direct the vote of the 2,852,000 Shares to which this filing relates.

     Guerrilla Capital Management, L.L.C. has the sole power to dispose or direct the disposition of 800,000 Shares to which this filing relates.

     Guerrilla Capital Management, L.L.C. shares the power to dispose or direct the disposition of the 2,852,000 Shares to which this filing relates.

     Guerrilla Capital Management, L.L.C. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The 3,652,000 Shares were acquired for investment purposes. Guerrilla Capital Management, L.L.C. and/or Guerrilla Capital Management, L.L.C. on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares.

     Hua-Mei 21st Century Partner, LP shares the power to vote or direct the vote of the 2,800,000 Shares to which this filing relates.

     Hua-Mei 21st Century Partner, LP has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Hua-Mei 21st Century Partner, LP shares the power to dispose or direct the disposition of the 2,800,000 Shares to which this filing relates.

     Hua-Mei 21st Century Partner, LP has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     The 2,800,000 Shares were acquired for investment purposes. Hua-Mei 21st Century Partner, LP may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares.

The Reporting Persons have not purchased or sold Shares of the Issuer in the past 60 days.

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     * The number of outstanding shares is based on the 17,000,000 Shares the
Issuer reported outstanding as of April 14, 2009, adjusted for warrants held by the Reporting Persons.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

         Exhibit A:  Joint Filing Agreement

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  August 12, 2009
                                 -----------------------------------------------
                                                      (Date)



                                 Guerrilla Capital Management, L.L.C.*

                                 By: /s/ Peter Siris
                                 -----------------------------------------------
                                 Name: Peter Siris
                                 Title: Principal


                                 Hua-Mei 21st Century Partner, LP*
                                 Guerrilla Advisors, L.L.C., its general partner

                                 By: /s/ Peter Siris
                                 -----------------------------------------------
                                 Name: Peter Siris
                                 Title: Principal



* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D Amendment No. 1, dated August 12, 2009 relating to the Common Stock, $0.001 par value of Soko Fitness & Spa Group, Inc. (f/k/a American Business Holdings, Inc.) shall be filed on behalf of the undersigned.

                                 Guerrilla Capital Management, L.L.C.*

                                 By: /s/ Peter Siris
                                 ----------------------------------------
                                 Name: Peter Siris
                                 Title: Principal


                                 Hua-Mei 21st Century Partner, LP*
                                 Guerrilla Advisors, L.L.C., its general partner

                                 By: /s/ Peter Siris
                                 ----------------------------------------
                                 Name: Peter Siris
                                 Title: Principal


* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.


SK 02550 0005 1021174